Exhibit 6.11

May 12, 2017

Delivered via E-mail

Tia Newcomer

c/o tia@kindara.com

Re:	Employment Agreement

Dear Tia:

As a condition of your employment with Kindara, Inc. (hereinafter “we” or “us” or the “Company”), we ask that you sign and return this employment agreement (the “Agreement”), which sets forth certain terms and conditions of your employment with the Company. This Agreement constitutes the entire agreement as to your employment, and supersedes any prior or contemporaneous agreements or understandings, either written or oral.

In consideration of the employment to be provided to you by the Company, and the covenants and agreements contained herein, you agree to the following:

1.                  Position. The Company agrees to employ you in the position of Chief Operating Officer with the responsibilities normally associated with that position, including without limitation business development and fundraising, for a beginning as of May 1, 2017 (the “Start Date”). During your employment with the Company, you agree to devote substantially all of your business time and energies to the business and affairs of the Company, and not to undertake any other employment from any person or entity without the prior written consent of the Board of Directors of the Company.

2.                  Starting Date/ At-Will Nature of Relationship. If you accept this offer, your employment with the Company will be deemed to have begun as of the Start Date. No provision of this Agreement or any attachment hereto shall be construed to create an express or implied employment contract, or a promise of employment for any specific period of time. Your employment with the Company is on an at-will basis, which means either you or the Company may terminate the employment relationship at any time for any reason with or without advance notice.

3.                  Compensation, Benefits and Equity.

a.                   Base Salary: Your initial base pay (“Base Salary”) shall be at an annualized rate of $100,000. Your Base Salary shall increase to an annualized rate of $200,000 upon closing of an equity financing resulting in proceeds to the Company of at least $3,000,000 (the “Qualified Financing”). In all cases and without limiting the foregoing, your Base Salary and other compensation paid to you shall be less customary deductions for federal and state taxes and the like and will be payable in accordance with the Company’s standard payroll practices. Such Base Salary may be adjusted from time to time in accordance with normal business practices and in the sole discretion of the Company.

1

b.                  Stock Option Grants:

You shall be granted an option under the Company’s stock incentive plan (the “Plan”), to purchase 1,147,195 shares of the Company’s common stock, which equals approximately 4% of the outstanding shares of the Company on a fully diluted basis, as of the date hereof (the “Time-Based Option”). The Time-Based Option shall vest as follows: 1/4 of the shares granted under the Time-Based Option shall be deemed vested as of the first anniversary from the date hereof. Thereafter, the remaining shares granted under the Option shall vest in equal monthly increments over a period of 4 years until fully vested.

In addition to the Time-Based Option, you shall be granted an option under the Plan to purchase 286,799 shares of the Company’s common stock, which equals approximately 1% of the outstanding shares of the Company, on a fully diluted basis, as of the date hereof (the “Performance-Based Option”). The Performance-Based Option shall be granted upon completion of at least one of the following milestones within the twelve-month period starting as of the date hereof: (a) the Company reaches an aggregate of 25,000 paid subscribers; (b) the Company receives an equity investment of at least $1,000,000 from an investor or investor(s) you introduce directly to the Company; (c) the Company enters into a partnership that generates at least $100,000 in annual revenue as a direct result of your business development efforts, or (d) the Company attains three consecutive months of positive cash flow. The Performance-Based Option, if and when granted, shall vest as of the same vesting start date and under the same vesting schedule as the Time-Based Option. The Performance-Based Option and the Time-Based Option are collectively referred to herein as the “Options.”

The Options shall each have an exercise price equal to the fair market value at the time the applicable stock option is approved by the Board of Directors (the fair market value currently being $.067 per share). The Options shall each be subject to the terms of the Plan and a stock option agreement to be entered into between you and the Company. In addition, in accordance with the terms of the stock option agreement, the Company shall retain a right of first refusal to purchase any shares issued upon exercise of the option that you wish to transfer to a third party.

In addition, immediately prior to the closing of an acquisition, fifty percent (50%) of the shares under the then-granted Options that are not vested shares as of such closing shall accelerate and be deemed vested. Thereafter, the remaining unvested shares shall continue to vest on a quarterly basis in increments equal to the quarterly vesting amounts set forth above until fully vested. In the case where your relationship with the Company is terminated by the Company (which shall include any successor entity for purposes hereof) within one (1) year following an acquisition either without Cause (as defined below) or by you for Good Reason (as defined in below), any shares that are not yet vested shares shall accelerate and be deemed vested.

c.                   Benefits: In addition to your compensation, you may have the opportunity to take advantage of various Company benefit plans offered to employees from time to time. As you know, any such benefits may be modified or changed from time to time at the sole discretion of the Company.

2

4.                  Severance

a.                   If your employment is terminated by the Company without Cause or by you for Good Reason (each as described below) at any time on or after a Qualified Financing, subject to the terms hereunder, the Company will provide you with the following: (i) after a Qualified Financing, but prior to the closing of one of more financing in excess of $5,000,000 (“Institutional Financing”), an amount equal to your monthly base pay (calculated at the time of termination) for a period of three (3) months; and (ii) after an Institutional Financing, an amount equal to your monthly base pay (calculated at the time of termination) for a period of six (6) months (collectively, the “Severance Payment”). Each Severance Payment shall be paid in accordance with the Company’s usual payroll practices, minus customary deductions for federal and state taxes and the like.

b.                  To receive the Severance Payment provided above, you must deliver to the Company a separation agreement and general release of claims in the form the Company provides to terminated employees which is reasonably acceptable to you (which shall include, without limitation, releasing all releasable claims other than to accrued but unpaid salary and bonus, accrued but unpaid vacation, business expenses, rights under benefit plans (except those that continue by law), any rights to indemnification and contribution, your rights above under Performance Equity, and setting forth reasonable obligations to cooperate with the Company) which agreement and release must become irrevocable within 60 days (or such earlier date as the release provides) following the date of your termination of employment. The Severance Payment shall commence in the first regular payroll beginning after the release becomes effective; provided, however, that if the last day of the 60 day period for an effective release falls in the calendar year following the year of your date of termination, the severance payments will be paid or begin no earlier than January 1 of such subsequent calendar year.

c.                   For purposes of this Agreement, “Cause” shall mean: (i) your conviction of, or the entry of a pleading of guilty or nolo contendre by you to, any crime involving moral turpitude or any felony, (ii) your material dishonesty, gross negligence or misconduct in the performance of your duties to the Company which has resulted or is likely to result in material damage to the Company, (iii) the commission by you of an act of fraud or embezzlement against the Company, (iv) your failure to follow reasonable and lawful written instructions or policies of the Company or as directed by the Board of Directors of the Company, if such failure causes material damage to the Company, or (v) a material breach by you of any material provision of the terms of this Agreement, the Proprietary Information and Invention Assignment Agreement between you and the Company, or any other written agreement between you and the Company, if such breach causes material damage to the Company; provided, however, that Cause under subsections (iv) and (v) hereof shall be deemed to exist only where such breach is not cured within 30 days after delivery to you by the Company of written notice of such breach. With respect to any such determination, the Board of Directors will act fairly and in good faith and will give you an opportunity to appear and be heard at a meeting of the Board of Directors and present evidence on your behalf.

3

d.                  For purposes of this Agreement, “Good Reason” shall mean, without your prior written consent, one of the following: (i) a reduction of your title, duties, authority, reporting status or responsibilities with the Company, which causes your position with the Company to become of less responsibility or authority than your position as of immediately following the commencement of your employment with the Company, or (ii) at any time during the one-year period immediately following a Change of Control (as defined herein), a change in the principal location at which you are required to provide services to the Company to more than 20 miles from Bend, Oregon. For purposes of this Agreement, a “Change of Control” shall mean a change in the ownership of the Company which occurs on the date that any one person, or more than one person acting as a group (“Person”), acquires ownership of the stock of the Company that, together with the stock held by such Person, constitutes more than 50% of the total voting power of the stock of the Company, except that any change in the ownership of the stock of the Company as a result of a private financing of the Company that is approved by the Board will not be considered a Change in Control.

5.                  Your Certifications To The Company.

a.                   As a condition of your employment, you certify to the Company that you are free to enter into and fully perform the duties of your position and that you are not subject to any employment, confidentiality, non-competition or other agreement that would restrict your performance for the Company. You further certify that your signing this Agreement of employment does not violate any order, judgment or injunction applicable to you, or conflict with or breach any agreement to which you are a party or by which you are bound. If you are subject to any such agreement or order, please forward it to the Company, along with a copy of this Agreement.

b.                  Additionally, as a condition of your employment, you certify that you will not divulge to or use for the benefit of the Company any trade secret or confidential or proprietary information of any previous employer. By accepting employment with the Company, you affirm that you have not divulged or used any such information for the benefit of the Company, and that you have not and will not misappropriate any such information from any former employer.

c.                   As a condition of your employment, you also certify that all facts you have presented to the Company are accurate and true. This includes, but is not limited to, all oral and written statements you have made (including those pertaining to your education, training, qualifications, licensing and prior work experience) on any job application, resume or c.v., or in any interview or discussion with the Company.

6.                  Before You Start. Your employment with the Company is conditioned on your eligibility to work in the United States. On your first day, you must complete an I-9 Form and provide us with any of the accepted forms of identification specified on the I-9 Form. A copy of an I-9 Form is enclosed for your information.

7.                  Confidentiality and Work Product. The Company considers the protection of its confidential information, proprietary materials and goodwill to be extremely important. Accordingly, you will be required to sign and return an agreement relating to confidentiality and work product on or before your first day of work, as a condition of this offer of employment (the “Proprietary Information and Invention Assignment Agreement”). A copy of this agreement is attached hereto as Exhibit A.

4

8.                  Miscellaneous.

(a)       This Agreement constitutes our entire offer regarding the terms and conditions of your prospective employment with the Company. It supersedes any prior agreements, or other promises or statements (whether oral or written) regarding the offered terms of employment.

(b)       The terms of your employment shall be governed by the law of Delaware. By accepting this offer of employment, you agree that any action, demand, claim or counterclaim in connection with any aspect of your employment with the Company, or any separation of employment (whether voluntary or involuntary) from the Company, shall be resolved in a court of competent jurisdiction in Delaware by a judge alone, and you waive and forever renounce your right to a trial before a civil jury.

(c)       The terms and provisions of this offer of employment may be modified or amended only by written agreement executed by both parties. The terms and provisions of this offer of employment may be waived, or consent for the departure from its terms granted, only by a written document executed by the party entitled to the benefits of such terms or provisions. No such waiver or consent shall be deemed to be or shall constitute a waiver or consent with respect to any other terms or provisions of this offer of employment, whether or not similar. Each such waiver or consent shall be effective only in the specific instance and for the purpose for which it was given, and shall not constitute a continuing waiver or consent. As this offer is personal to you, you may not assign your rights and obligations under this offer. All statements, representations, warranties, covenants and agreements in this offer of employment shall be binding on the parties, and shall inure to the benefit of any successors and/or permitted assigns of the parties.

* * * *

5

You may accept this offer of employment and the terms and conditions hereof by signing this Agreement and directing the signed copy to the attention of the Company. The parties may sign and deliver this Agreement electronically and in counterparts. Your signature on the copy of this Agreement and your submission of the signed copy to me will evidence your agreement with the terms and conditions set forth herein. This offer will expire on five (5) days from the date set forth above, unless accepted by you or revoked by the Company prior to such date.

Sincerely,

Ira Hernowitz
CEO, Kindara, Inc.

Acknowledged And Agreed:

(sign here)

Tia Newcomer
Print Name

Address

Date

6

Exhibit A

Proprietary Information and Inventions Assignment Agreement

7